Exhibit (d)(4)

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

THIS AMENDED AND RESTATED AGREEMENT (the “Agreement”), dated March 16, 2004, is made by and among Duane Reade Acquisition Corp., a Delaware corporation (f/k/a Rex Corner Acquisition Corp., the “Merger Sub”), Duane Reade Holdings, Inc., a Delaware corporation (f/k/a Rex Corner Holdings, Inc., “Holdings”), Duane Reade Shareholders, LLC, a Delaware limited liability company (f/k/a Rex Corner Holdings, LLC, “Parent”) and Mr. Anthony J. Cuti (the “Executive”).

RECITALS:

A.            The Executive is currently employed by Duane Reade Inc., a Delaware corporation (the “Company”), pursuant to an employment agreement dated July 31, 2002 (the “Prior Agreement”), under which the Executive serves as the Chairman of the Board, President and Chief Executive Officer of the Company.

B.            The Merger Sub is a party to an agreement and plan of merger, dated as of December 22, 2003, by and among Parent, Holdings, Merger Sub and the Company (the “Merger Agreement”).

C.            Upon the consummation of the transactions contemplated by the Merger Agreement (the “Transaction”), the Merger Sub will merge with and into the Company and the Company will succeed to all the rights and obligations of the Merger Sub hereunder and the Company will become a party to this Agreement.

D.            Upon consummation of the Transaction, all of the Company’s outstanding shares of common stock will be held by Holdings and all of the outstanding shares of Common Stock of Holdings will be held by Parent.

E.             Merger Sub and the Executive previously executed an employment agreement on December 22, 2003 (the “Initial Employment Agreement”), covering the terms and conditions of the Executive’s employment with the Company following the consummation of the Transaction.

F.             Following the execution of the Initial Employment Agreement, the parties negotiated certain modifications to the terms and conditions of the Initial Employment Agreement and now desire to amend and restate such terms and conditions herein.

G.            The Company desires to continue to employ the Executive and the Executive desires to continue in the employment of the Company under the terms and conditions of this Agreement, which shall become effective as of the date the Transaction is consummated pursuant to the Merger Agreement (the “Effective Date”).

H.            This Agreement constitutes an amendment and restatement of the Prior Agreement and the Initial Employment Agreement and shall constitute the AJC Agreement for purposes of the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and of the respective covenants and agreements set forth below, the parties hereto agree as follows:

1.             Certain Definitions.  Whenever the following terms are used in this Agreement they shall have the meanings given below, unless the context clearly requires otherwise.  Certain terms not listed below are defined elsewhere in this Agreement.

“Affiliate” shall mean with respect to any person or entity, any other person or entity that directly or indirectly controls, is controlled by or is under common control with, such first person or entity.  For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any person or entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that person or entity, whether through the ownership of voting securities, by contract or otherwise.

“Base Salary” shall have the meaning set forth in Section 5(a).

“Beneficiary” shall mean the individual identified on the last page hereof.  The Executive may at any time change his beneficiary designation without notice to or consent of any previously designated beneficiary, by giving notice to the Company, such notice to be effective on the date received by the Company.

“Board” shall mean the Board of Directors of the Company.

“Cause” shall mean the termination of the Executive’s employment by the Company in the event of any of the following:

(i)            a finding by the Board that the Executive has committed an act of fraud or embezzlement against Holdings or the Company or any of its Subsidiaries;

(ii)           the conviction of the Executive of a felony; or

(iii)          any material willful breach by the Executive of this Agreement.

No act or failure to act on the part of the Executive shall be deemed “willful” if it was due primarily to an error in judgment or negligence, but shall be deemed “willful” only if done, or omitted to be done, by the Executive not in good faith and without reasonable belief that his action or omission was in the best interest of Holdings or the Company.  Failure to meet performance standards or objectives of the Company or the Board shall not constitute Cause for purposes hereof.

“Change in Control” shall mean the first of any of the following events to occur after the Effective Date (regardless of whether such event constitutes a Change in Control under any other clause below):

(i)            any independent third party (which shall exclude, without limitation, the OH Affiliates, the Parent and any Subsidiary of the Parent) (x) by merger or otherwise is or becomes the beneficial owner directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company’s then outstanding securities, and (y) has the right to appoint a majority of the members of the Board in each case other than by a merger or other transaction in which the shareholders of the Company immediately prior to the merger own a majority of the surviving entity or its parent;

(ii)           any stockholder of the Company (other than the Parent or any Subsidiary of the Parent) (x) acquires a greater voting interest in the Company’s outstanding Common Stock than the OH Investor Group and (y) has the authority to appoint a majority of the members of the Board;

(iii)          the Company adopts a plan of complete liquidation (other than a liquidation into Parent or any Subsidiary of the Parent) of the Company or consummates an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets to an independent third party;

(iv)          at any time prior to the IPO, the failure by OH to designate OH related persons to serve as its directors (it being understood that if the Company needs to appoint independent directors pursuant to Section 10(c) or is required to appoint independent directors by law or inter-dealer quotation system or exchange rules, OH may designate non-OH related persons to serve as such); or

(v)           at any time prior to the IPO, the failure of OH to retain and utilize its power to appoint more than 51% of the directors appointable by the OH Investor Group (for example, if the OH Investor Group has the right to appoint five directors, OH shall appoint at least three directors and such directors shall be OH related persons or, if necessary, independent directors).

“Code” shall mean the Internal Revenue Code of 1986, as amended, or its successor, and the regulations promulgated thereunder as in effect from time to time.

“Common Stock” shall mean the $0.01 par value common stock of the Company or the $.01 par value common stock of Holdings.

“Company Equity” shall mean any equity held by the Executive in the Parent, Holdings or the Company, including, without limitation, the Profits Interest, shares of Common Stock acquired through the exercise of Options and vested Options.

“Consolidated Debt” shall mean the following items of the Parent and its Subsidiaries, at any time, without duplication: (a) liabilities for borrowed money (including accreted value and deferred interest); (b) liabilities for the deferred purchase price of property (excluding accounts payable arising in the ordinary course of business but including all liabilities created or arising under any conditional sale or other title retention agreement with respect to any such property); (c) all liabilities required to appear on a balance sheet in accordance with GAAP in respect of capital leases; (d) all liabilities for borrowed money secured by any lien with respect to any property owned by such person (whether or not it has assumed or otherwise become liable for such liabilities); (e) all liabilities in respect of letters of credit or instruments serving a similar function issued or accepted (whether or not representing obligations for borrowed money); and (f) any guaranty of liabilities of a type described in clauses (a) through (e) hereof; provided, however, that, with respect to all of (a) through (f) above, any liabilities that are included in the financial statements as debt or long-term liabilities of the Company, Parent or Holdings prepared in accordance with GAAP consistently applied, or if such debt or long-term liabilities were issued or incurred since the most recent financials, such debt or long-term liabilities as would have been included in such financials but for the fact that such debt or liabilities were issued or incurred after the preparation of such financials shall be considered Consolidated Debt.

“Continuation Period” shall mean the twenty-four month period immediately following the Termination Date during which the Executive is entitled to receive the Severance Amount (as such term is defined in Section 11(a)(ii) below).

“Disability” shall mean the absence of the Executive from the Executive’s duties to the Company on a full-time basis for a total of sixteen consecutive weeks or for an aggregate of more than six months in any twenty-four month period as a result of incapacity due to mental or physical illness which is determined to be total and permanent by a physician selected by the Company and acceptable to the Executive or the Executive’s legal representative (such agreement as to acceptability not to be withheld unreasonably).

“Drag-Along Rights” shall have the meaning set forth in Exhibit III.

“Earnings Amount” shall mean, as of the Termination Date, the largest dollar amount equal to the sum of the annual Base Salary and the highest annual Incentive Bonus actually paid to or earned by the Executive (including amounts deferred by him) with respect to any twelve-month period (without duplication) during the period beginning on Effective Date and ending on the Termination Date; provided, however, if Executive is terminated prior to the first anniversary of the Effective Date, the highest annual Target Incentive Bonus actually paid to the Executive shall be deemed to be the Target Incentive Bonus the Executive could have earned during the performance period in effect as of the Termination Date.

“EBITDA” shall have the meaning set forth in Exhibit I.

“Effective Date” shall have the meaning set forth in the Recitals.

“Financing Limitations” shall have the meaning set forth in Section 8(d).

“Good Reason” shall mean the occurrence of the following:

(i)            a reduction, without the Executive’s written consent, in the Executive’s then current Base Salary;

(ii)           removal, without his consent, of the Executive from the position of President, Chief Executive Officer or Chairman of the Board of the Company or assignment, without his consent, to the Executive of any duties materially and adversely inconsistent with the Executive’s position as President, Chief Executive Officer or Chairman of the Board or any other action which results in a material and adverse change in such status, except as permitted herein, offices, titles or responsibilities, such status, offices, titles and responsibilities being consistent with past practices, subject at all times to the supervisory powers and responsibilities of the Board;

(iii)          removal, without his consent, of the Executive from the position of President or Chief Executive Officer of Holdings or Chairman of the Holdings Board or assignment, without his consent, to the Executive of any duties materially and adversely inconsistent with the Executive’s position as President or Chief Executive Officer of Holdings or Chairman of the Holdings Board or any other action which results in a material and adverse change in such status, except as permitted herein, offices, titles or responsibilities;

(iv)          the creation of any position within the Company or Holdings equal to or superior to that of the Executive or which does not report to the Executive (it being understood that the appointment of a new Chairman of the Board who does not report to the Executive shall not constitute Good Reason if serving in both such capacities with respect to either or both of the Company or Holdings is a violation of (in the reasoned opinion of independent outside counsel reasonably selected by the Board or the Holdings Board) applicable law, the applicable rules and regulations of the Securities and Exchange Commission or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company, Holdings or Parent are listed or traded);

(v)           the failure of the Executive to be reelected as Chairman of the Board or Chairman of the Holdings Board;

(vi)          the relocation of the offices at which the Executive is principally employed to a location which requires a commute which is more than five miles longer than the commute from the Executive’s current home in Saddle River, New Jersey to 440 Ninth Avenue, New York, New York, which relocation is not approved in writing by the Executive; provided, however, that a relocation of the offices at which the Executive is principally located to a new location within Manhattan without the Executive’s consent shall not give rise to Good Reason;

(vii)         any material breach by the Company, Holdings or Parent of this Agreement which shall include the Company’s failure to comply with the obligation, after notice and reasonable time to implement, to have Andrew J. Nathanson and/or an independent director on the Board from the list described in Section 10(c); or

(viii)        if the Company becomes a direct or indirect subsidiary of an acquiring operating company, the failure to appoint the Executive to the position of chief executive officer of such acquiring operating company.

Notwithstanding the foregoing, “Good Reason” shall not include (i) the removal or the failure to elect the Executive as Chairman of the Board and Chief Executive Officer of the Company if serving in both such capacities above, is a violation of (in the reasoned opinion of independent outside counsel reasonably selected by the Board or the Holdings Board) applicable law, the applicable rules and regulations of the Securities and Exchange Commission or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company, Holdings or Parent are listed or traded or (ii) the removal or the failure to elect the Executive as Chairman of the Holdings Board and Chief Executive Officer of Holdings if serving in both such capacities above, is a violation of (in the reasoned opinion of independent outside counsel reasonably selected by the Board or the Holdings Board) applicable law, the applicable rules and regulations of the Securities and Exchange Commission or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company, Holdings or Parent are listed or traded.  In either such case (or as a result of the operation of clause (iv)), and subject in all cases to applicable law and exchange rules and regulations as described above, the Executive will (x) have the right to choose the position in which he will no longer serve and the Board or the Holdings Board as the case may be, will appoint a person to the vacant position with the Executive’s consent, such consent not to be unreasonably withheld and (y) continue as a member of the Board or the Holdings Board, as the case may be.

“Holdings” shall have the meaning set forth in the first paragraph of this Agreement.

“Holdings Board” shall mean the Board of Directors of Holdings.

“Incentive Bonus” shall have the meaning set forth in Section 5(c).

“IPO” shall mean an underwritten offering of common stock by the Company, Holdings, Parent or their successors that (i) results in the listing for trading on an internationally recognized securities exchange or inter-dealer quotation system and (ii) either involves (alone or in combination with any prior such offerings) (x) a public offering of at least 20% of such common stock or (y) an offering of common stock which generates gross proceeds of at least $100 million.

“Maximum Performance Level” shall mean 105% of the Target Performance Level.

“Minimum Performance Level” shall mean 95% of the Target Performance Level.

“OH” shall mean Oak Hill Capital Partners, L.P. and/or, as the case may be, Oak Hill Capital Management Partners, L.P.

“OH Affiliates” shall mean OH, any related OH partnership or any other member of the OH Investor Group that is an Affiliate of OH or Oak Hill Capital Management, Inc., but excluding the Executive.  For the avoidance of doubt, as of the date hereof, the term OH Affiliate would include OHCP MGP, LLC.

“OH Investor Group” shall mean Oak Hill Capital Partners, L.P., related Oak Hill partnerships and their respective limited partners and Affiliates and the other initial investors (such other investors, “co-investors”) in the Transaction (including those that participate within 90 days following the Effective Date) but excluding the Executive.

Any person or entity that is on the restricted list provided to Oak Hill Capital Management, Inc. by the Executive upon the execution of this Agreement must be approved by the Executive for such person or entity to be a co-investor hereunder.  With respect to other co-investors, the Executive will be consulted with regarding each such co-investor.

“Options” shall mean the grant of nonqualified stock options provided in Section 8(b).  If in the future Holdings in its discretion may make a grant of stock options to the Executive, such options may be treated as though they are “Options” granted pursuant to this Agreement.

“Parent” shall have the meaning set forth in the first paragraph of this Agreement.

“Parent LLC Agreement” means the agreement regarding the formation of Parent.

“Piggyback Registration Rights” shall have the meaning set forth in Exhibit III.

“Prior Agreement” shall have the meaning set forth in the Recitals.

“Profits Interest” shall have meaning set forth in Section 8(a).

“Repurchase Right” shall mean the Company’s obligation to purchase the Executive’s Company Equity pursuant to the terms and conditions set forth in Section 8(c).

“SERP” shall have the meaning set forth in Section 9(a) (Establishment of the SERP) of the Prior Agreement.

“SERP Payment” shall have the meaning set forth in Section 9(a) (Establishment of the SERP) of the Prior Agreement.

“Subsidiary” of any person shall mean any entity of which:

(i)            if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, collectively or individually, by such person or by one or more Subsidiaries of such person, and

(ii)           if a partnership, association, limited liability company or other entity, (x) the general partner or similar managing entity and (y) a majority of the partnership, membership or other similar ownership interest thereof is at the time of determination beneficially owned or controlled, directly or indirectly, collectively or individually, by such person or by one or more Subsidiaries of such person.

For purposes of this Agreement, the Company and its Subsidiaries shall be deemed to own a majority ownership interest in a partnership, association,

limited liability company or other entity if the Company and its Subsidiaries shall control the general partner or managing member or managing director of such entity.

“Tag-Along Rights” shall have the meaning set forth in Exhibit III.

“Target Performance Level” shall mean the target performance goal upon which the Incentive Bonus shall be calculated for any year, as set forth in Section 5(c)(i) hereof.

“Termination Date” shall mean the last day of the Executive’s employment with the Company and its Subsidiaries.

“Term of Employment” shall have the meaning set forth in Section 2.

“Transaction” shall have the meaning set forth in the Recitals.

2.             Employment.  As of the Effective Date, the Company will continue to employ the Executive and the Executive will continue in the employment of the Company according to the terms of this Agreement for the period set forth in this Section 2, in the positions set forth in Section 3.  Unless earlier terminated as provided in Section 10, the term of employment under this Agreement (the “Term of Employment”) will be for the period beginning as of the Effective Date and ending on the fifth anniversary of the Effective Date; provided, however, upon a Change in Control, if the remaining Term of Employment exceeds twenty-four months, at the election of the Executive (which election shall be made within ten days following a Change in Control or immediately prior to a Change in Control upon reasonable request), the Term of Employment shall expire on the second anniversary of the Change in Control.

3.             Position and Duties.  During the Term of Employment, the Executive will serve as the Chairman of the Board, and President and Chief Executive Officer of the Company, and will have such duties, functions, responsibilities and authority as are consistent with the Executive’s position as the senior executive officer in charge of the general management, business and affairs of the Company, subject to the supervisory powers and responsibilities of the Board and the last paragraph of the definition of Good Reason.  In addition, subject to clause (iv) and the last paragraph of the definition of Good Reason, during the Term of Employment, the Executive will serve as the Chairman of the Holdings Board and President and Chief Executive Officer of Holdings.

4.             Place of Performance.  In connection with his employment during the Term of Employment, the Executive will be based at the corporate headquarters of the Company currently located at 440 Ninth Avenue, New York, New York, but subject to relocation at the mutual written agreement of the Executive and the Board; provided, however, that a relocation of the Company’s corporate headquarters within Manhattan will not require the Executive’s consent.

5.             Compensation and Benefits.

(a)           Base Salary.  As of the Effective Date, the Executive shall receive an annual base salary (the “Base Salary”), payable in accordance with the Company’s payroll practices for senior executives.  As of the Effective Date, the Base Salary shall be $1 million per annum.  Otherwise, during the Term of Employment, the Base Salary may be increased, but not decreased, in the discretion of the Board.

(b)           Benefits.  During the Term of Employment, the Company will continue to provide the Executive with the following Company-paid benefits:

(i)            $50,000 per year for club memberships and expenses related to such memberships;

(ii)           an annual allowance of $25,000 for the costs and expenses associated with personal financial planning, tax planning, legal fees and related matters;

(iii)          payment, as incurred, of reasonable legal fees and related expenses in connection with the drafting, negotiation and execution of this Agreement and any amendment to this Agreement, the preparation of which by the Executive is authorized by the Board’s compensation committee; provided that such fees are time-based, at regular rates and without premium;

(iv)          such health, dental, life and disability insurance coverage and other similar benefits as the Company provides to its senior executive employees generally;

(v)           a minimum of four weeks of paid vacation per calendar year;

(vi)          an automobile allowance of up to $850 per month, plus reimbursement for expenses incurred by the Executive in connection with the operation of such automobile; provided that the Company will report on the Executive’s IRS Form W-2 any portion of such allowance or expenses as required pursuant to the Code and the regulations thereunder; and

(vii)         reimbursement for all reasonable travel and other business expenses incurred by the Executive in the performance of his duties to the Company upon submission of proper documentation therefor.

(c)           Annual Incentive Bonus.

(i)            The Company shall pay the Executive, for each fiscal year of the Company, an annual incentive bonus (the “Incentive Bonus”) based on the achievement of annual EBITDA performance goals that are attached hereto as Exhibit I.  Such performance goals and the corresponding amount of the Incentive Bonus earned will be as follows:

Performance Goal Attained	Incentive Bonus Amount
Less than Minimum Performance Level	$0

Minimum Performance Level but Less than Target Performance Level	50% of Base Salary

Target Performance Level but Less than Maximum Performance Level	125% of Base Salary

Maximum Performance Level or Higher	175% of Base Salary

(ii)           The Incentive Bonus amount will be calculated based on the Base Salary in effect at the end of the period for which such Incentive Bonus is actually paid.

(iii)          Any Incentive Bonus payable to the Executive will be paid within a reasonable time after the end of the relevant fiscal year of the Company, but in no event later than 90 days following the end of such year.

(iv)          The Executive shall receive a prorated Incentive Bonus for achievement of performance goals that are between the Minimum Performance Level and the Maximum Performance Level.

6.             Retirement and Life Insurance Benefits.

(a)           Intentionally Omitted.

(b)           Retiree Medical Benefits.  Upon retirement, the Executive and his spouse will continue to receive medical insurance coverage for life at terms that are equivalent to such medical coverage provided by the Company to its senior most executives.  The Company, at its election, may discharge this obligation by paying the cost of an individual medical policy (it being understood that the total cost to the Company (including any related income tax gross-up that may be owed to the Executive pursuant to Section 6(d) hereof) shall not be required to exceed $50,000 per year).  The Company shall have no obligation to provide the Executive and his spouse with retiree medical benefits described in this Section 6(b) while the Executive is receiving medical benefits during the Continuation Period pursuant to Section 11(a)(iii) (Benefits during the Continuation Period) until the Continuation Period terminates.  Notwithstanding the foregoing, if the Executive’s employment is terminated for Cause or the Executive terminates his employment without Good Reason, the Company shall have no obligation to provide the Executive and his spouse with any retiree medical benefits.

(c)           Early Retirement of SERP Obligations.

(i)            Subject to the terms of this Section 6(c), the terms of Section 9 of the Prior Agreement will remain in full force and effect.

(ii)           The 1998 Split Dollar Life Insurance Policy has been or will be converted into a corporate-owned life insurance policy (the “CLIP”) in accordance with the resolutions adopted by the Compensation Committee of the Board (the “Compensation Committee”) on October 21, 2003, and the Company shall pay the three remaining annual premiums on such CLIP as they become due, in the amount and on the payment schedule in effect on December 22, 2003.  Notwithstanding the foregoing, except as provided herein, the Executive shall not be or become the owner of the CLIP or have any interest in the CLIP until the second anniversary of the Effective Date.  As of the second anniversary of the Effective Date and at any time thereafter, either the Executive or the Company may elect to assign to the Executive ownership of the CLIP and upon such election the full ownership of the CLIP will be transferred to the Executive; provided that no such transfer shall be made if before such second anniversary the Executive terminates his employment without Good Reason and upon any such termination neither Executive nor his Beneficiary shall have any interest in the policy or the CLIP program; and provided further that, prior to such second anniversary, the Executive’s Beneficiary shall be entitled to a death benefit in accordance with the amount established under the CLIP program.  Notwithstanding any provision of this Agreement to the contrary, the Executive shall not be entitled to an income tax gross-up on any income tax he incurs as a result of the establishment of the CLIP program or the transfers described herein, or any indirect or direct transfer of the cash surrender value to the Executive or his Beneficiary, except to the extent provided in Section 6(d) below.

(iii)          In the sole discretion of the Company by thirty (30) days’ prior written notice to the Executive, on or before the end of the ninety-day period following the Effective Date, the Company may elect, in accordance with the provisions described herein, to cancel all of its obligations with respect to the split dollar life insurance policy (the “2002 SDLIP”) described in Section 9(c) of the Prior Agreement (such section being entitled “Split Dollar Life Insurance Policy”)  (the “Cancellation Election”) in exchange for payment by the Company to the Executive of an amount representing the prepayment of the Executive’s SERP benefits calculated and paid according to the terms of this Section 6(c) (the “Prepayment Amount”); provided, that OH may make the Cancellation Election in advance of the Effective Date, to be effective as of the Effective Date, by providing at least five days’ advance notice to the Executive.  In the event that any premium payment under the 2002 SDLIP is not paid in full by its due date and the Company has not made the Cancellation Election as of such due date, the Company will be deemed to have made the Cancellation Election as of such due date.  At any time either before or after a Cancellation Election, at the written request of either the Company or the Executive, the Company’s Chief Financial Officer will calculate the Prepayment Amount as of the Effective Date based on a present value discount of 4%.  If the Cancellation Election is made, the Executive may, in his sole discretion, require the Company to assign and transfer to him full ownership of the 2002 SDLIP (by the Company releasing its collateral assignment interest in the 2002 SDLIP and taking such other reasonable and appropriate actions to transfer ownership of the 2002 SDLIP to the Executive), in which case the Prepayment Amount otherwise due (whether as of such time or in the future) shall be reduced by the cash value of the 2002 SDLIP (and such portion of the Prepayment Amount shall be regarded as having been paid in full by reason of the policy transfer) (the “Assignment Election”); provided that the

Assignment Election, if any, must be made before the second installment of the Prepayment Amount is required to be paid pursuant to Section 6(c)(iv) hereof and in all events before December 1, 2004 (the “Assignment Election”).  As of the date of the Cancellation Election, if such Cancellation Election is in fact made, the Executive hereby releases the Company from any liability or obligation to provide the Executive (and his Beneficiary) with the SERP Payment described in Section 9(a) of the Prior Agreement, provided that such release and waiver shall be based on a condition subsequent that the Prepayment Amount described herein shall have been received by the Executive in full.

(iv)          The Prepayment Amount will be calculated according to the method and assumptions set forth at Exhibit IV hereto and will be paid to the Executive in three installments in cash (or, if the Assignment Election is made, in the form of, as applicable, cash and/or the 2002 SDLIP) as follows:  26.5% of the Prepayment Amount shall be paid to the Executive on or before the end of the sixth month following the Effective Date, but in no event later than December 1, 2004; 57% of the Prepayment Amount shall be paid to the Executive on or before January 1, 2005; and 16.5% of the Prepayment Amount shall be paid to the Executive on or before June 30, 2005 (it being understood that, if the Cancellation Election is made, then the aggregate Prepayment Amount will equal $24.5 million, which is less than the Company’s premium obligation as of January 1, 2004, which over the seven years would have totaled $35 million).

(v)           Upon payment in full of the Prepayment Amount by the Company to the Executive, the Executive hereby agrees that the Company’s SERP obligations under Section 9 of the Prior Agreement, as incorporated under Section 6(c)(i) above, shall be satisfied in full, and the Company will thereafter have no obligation to the Executive under Section 9 of the Prior Agreement or Section 6(c) of this Agreement with respect to the SERP or 2002 SDLIP.

(vi)          The Company agrees that if the Cancellation Election is made, the payments of the Prepayment Amount will be made to the Executive regardless of whether his employment with the Company terminates at any time for any reason prior to the time the full Prepayment Amount is made.

(vii)         The 2002 SDLIP shall remain in effect until the Prepayment Amount is paid to the Executive in full; provided, however, that the Company shall have no obligation to make any premium payments in respect of the 2002 SDLIP on or after the date of a Cancellation Election.  Upon the receipt by the Executive of the full Prepayment Amount, the Company’s obligations with respect to the 2002 SDLIP will lapse and be of no further effect.  Notwithstanding the foregoing, if the Cancellation Election is made and the Executive elects to take full ownership of the 2002 SDLIP as provided in Section 6(c)(iii) above, the Company’s obligations with respect to the 2002 SDLIP will be cancelled upon the transfer of ownership of the 2002 SDLIP to the Executive.  If the Cancellation Election is made and the Executive elects not to exercise his Assignment Election, the 2002 SDLIP shall be transferred to the Company and the Executive hereby agrees to take all reasonable and appropriate actions to facilitate the transfer of the ownership of the 2002 SDLIP to the Company pursuant to this Section 6(c).  If the Cancellation Election is made, at all times prior to the transfer of the ownership of the 2002 SDLIP to the Executive in accordance with Section 6(c)(iii) above, the Company shall be entitled to the cash surrender value of the 2002 SDLIP and all death and other benefits thereunder, except as is provided below.

(viii)        As of the date of the Cancellation Election and continuing until the Prepayment Amount is paid in full, the Company shall instruct the insurer that issued the 2002 SDLIP that the Executive and his Beneficiary shall be the primary beneficiaries under the 2002 SDLIP.  In the event the Executive dies prior to his receipt of the full Prepayment Amount, (i) the Executive’s Beneficiary shall receive the first $43,000,000 of death benefits reduced by the amount of the second installment payment of the Prepayment Amount if such second installment payment has been paid, (ii) the Company shall receive any remaining death benefits payable under the 2002 SDLIP, and (iii) the Company shall have no obligation to pay any unpaid installments of the Prepayment Amount; provided, however, that in the event the Executive dies after the ownership of the 2002 SDLIP has been transferred to him through his exercise of the Assignment Election, (x) there shall be no reduction in any amount of death benefits the Executive’s Beneficiary shall be entitled to under the 2002 SDLIP and the Company shall have no rights with respect to such death benefits and (y) the Company shall remain obligated to pay to the Executive’s estate any unpaid portion of the final installment of the Prepayment Amount on its scheduled due date.

(ix)           Commencing on the day following the date on which the final installment of the Prepayment Amount is due and continuing for the remainder of the Term of Employment, the Company will pay premiums of up to $88,000 per year (prorated for partial years, including the initial year) for each year to provide the Executive with term life insurance coverage providing coverage to the beneficiary or beneficiaries designated by the Executive.

(d)           Gross-Up for Imputed Income.  If at any time, whether during the Term of Employment or thereafter, the Executive (or the Executive’s Beneficiary or estate) (collectively, the “Recipient”) becomes liable for any income tax on any “Non-Cash Benefit” (as defined below), the Company shall pay to the Recipient such amount as will leave the Recipient in the same position after-tax and after receipt of such payment as such Recipient would have been had such Non-Cash Benefit not been subject to income tax; provided, however, that the Executive will be obligated to reimburse to the Company for any future tax benefit he receives in the form of tax basis or otherwise by reason of the taxable income with respect to which he receives payments from the Company pursuant to this Section 6(d) at the time that the Executive receives such benefit.  For purposes of this Agreement, “Non-Cash Benefit” shall mean (i) the term life insurance coverage provided to the Executive under the 1998 Split Dollar Life Insurance Policy referred to in Section 6(d) of the Prior Agreement and Section 6(c) above, such gross-up to be made in the same manner and to the same extent as applicable during the twelve-month period prior to the Effective Date; (ii) the term life insurance coverage provided to the Executive pursuant to Section 6(c)(ix) hereof; (iii) the retiree medical benefits provided to the Executive and his spouse pursuant to Section 6(b) hereof, but subject to the limitation set forth in Section 6(b); (iv) the term life insurance coverage provided to the Executive under the 2002 SDLIP, if applicable, in accordance with Section 6(c)

above; and (v) any compensation or benefit which is not paid in cash or marketable property (but not equity-based compensation or the exercise of any related options) provided to the Executive pursuant to Section 11(a)(iii) hereof.  In addition, if any business expenses that have been incurred historically by the Executive during his employment with the Company without any adverse tax consequences to the Executive become taxable after the Effective Date, the Board will consider in good faith whether to provide the Executive with a gross-up for any income that is imputed to him in connection therewith but shall be under no obligation to make such payments.  The gross-up contemplated by this Section 6(d) shall not apply to (x) any income realized by the Executive in connection with the transfer to the Executive of the 2002 SDLIP as a result of the Assignment Election or (y) in connection with the transfer of the CLIP as described in Section 6(c)(ii) hereof.

7.             Company Notes/Options Transferred to DRI LLC.

(a)           Company Notes.  The Executive represents, warrants and covenants that, prior to the end of the Company’s 2003 fiscal year, he repaid to the Company any interest and principal balance owed by the Executive on (i) the note for two million dollars, dated November 9, 1998, between the Executive and the Company, and (ii) any other outstanding notes between the Company and the Executive or any Affiliate of the Executive.

(b)           Ownership of Options and Option Rights.  The Executive represents, warrants and covenants (i) that prior to the Effective Date, he shall have sole ownership of (A) any and all unexercised stock options granted to the Executive by the Company and (B) any and all rights associated with such stock options, and (ii) that all required taxes shall have been paid or will be paid by the Executive with respect to any transfers of rights to the stock options or with respect to the exercise of such stock options.

8.             New Equity Incentive Awards.

(a)           The Profits Interest in Parent.

(i)            Amount.  On the Effective Date, Parent will award the Executive a profits interest in the Parent (the “Profits Interest”), (A) which shall entitle the Executive to an allocation of the first $20 million in appreciation in the value of the Parent above V, where V equals the fair market value of the aggregate capital contributions made by the OH Investor Group on the Effective Date for their equity holdings in Parent; and (B) which shall entitle the Executive, after his allocation of the amount described in clause (A), to share pro rata with other equity holders of Parent in any additional appreciation in accordance with the formula [X ÷ (V + X)], where X equals $20,000,000.  For the avoidance of doubt, the fair market value of the aggregate capital contributions made by the OH Investor Group on the Effective Date that is comprised of cash shall equal the amount of such cash contributed by the OH Investor Group to Parent on the Effective Date.

(ii)           Characterization.  The parties hereto acknowledge and agree that the Profits Interest will have no value to the Executive unless and to the extent the Parent appreciates in value following the Effective Date.  The Profits Interest is intended to be a “profits interest” within the meaning of IRS Revenue Procedure 93-27 and all provisions relating to the Profits Interest shall be applied accordingly.  In the event that the Parent is liquidated when the Parent has a fair market value equal to or less than the value of “V” above, the Profits Interest will have no value.  If the Internal Revenue Service (“IRS”) or a court of competent jurisdiction determines in a final determination from which no appeal may be taken that the fair market value of the Parent on the Effective Date is greater than the fair market value of the aggregate capital contributions of the OH Investor Group on the Effective Date, then, within a reasonable period after the value has been finally determined for Federal income tax purposes, (1) the provisions of the Parent LLC Agreement shall be amended (without the need for consent or approval of any member of Parent) in a manner that will permit the Profits Interest to qualify as a “profits interest” within the meaning of IRS Revenue Procedure 93-27; (2) the Executive’s capital account shall be reduced to the extent necessary to permit the Profits Interest to qualify as a “profits interest” within the meaning of IRS Revenue Procedure 93-27; and (3) the Executive shall repay to the Parent any amounts previously distributed or paid to the extent necessary to permit the Profits Interest to qualify as a “profits interest” within the meaning of IRS Revenue Procedure 93-27.  Parent, at the Company’s sole expense, shall use reasonable commercial efforts to contest any challenge to the value of the Parent by the IRS.

(iii)          Vesting.  Sixty (60%) percent of the Profits Interest will vest on the time-based vesting schedule applicable to the Options described in Section 8(b)(ii) below and the remaining Profits Interest shall vest equally over the twenty-four month period following the Effective Date, on a monthly prorated basis.

(iv)          83(b) Election.  Executive will make a timely “83(b) Election” with respect to the Profits Interest, and report the value of such Profits Interest to the Internal Revenue Service (the “IRS”) as reported to him by the Company.  In the event the IRS successfully challenges the value so reported, the Company will pay any income taxes the Executive incurs as a result of such 83(b) Election and will provide the Executive with a full income tax gross-up with respect thereto; provided, however, that the Executive will be obligated to reimburse to the Company for any future tax benefit in the form of tax basis or otherwise he receives by reason of the taxable income with respect to which he receives payments from the Company pursuant to this Section 8(a)(iv) at the time that the Executive sells or otherwise disposes of the Profits Interest.  The parties hereby agree the procedures set forth in Section 12(c) shall apply to any audit or claim by the IRS with respect to the Executive’s 83(b) Election.

(v)           IPO.  In the event of an IPO, any unvested portion of the Profits Interest will become vested immediately prior to such IPO.

(vi)          Change in Control.  Immediately prior to a Change in Control, any unvested portion of the Profits Interest shall become immediately vested.

(b)           Option Award.

(i)            Grant.  On the Effective Date, Holdings shall grant the Executive nonqualified stock options exercisable for four percent (4%) of the shares of the Common Stock of Holdings (the “Options”) outstanding as of the Effective Date.  The Options shall have a ten-year term and an exercise price equal to the fair market value of the Common Stock on the Effective Date, which value shall be consistent with the price paid by the equity investors on the Effective Date.  In addition, the Options shall be subject to customary anti-dilution provisions for splits and the like and issuances below fair market value to existing securities holders and shall be granted pursuant to a separate written agreement that sets forth the terms of the Options in accordance with this Agreement and Exhibit II attached hereto.

(ii)           Vesting.  The Options will vest as follows:  (x) one-third of 33-1/3% of the Options shall vest on the first, second and third anniversary of the Effective Date; (y) one-third of 33-1/3% of the Options shall vest on the second, third and fourth anniversary of the Effective Date; and (z) one-third of 33-1/3% of the Options shall vest on the third, fourth and fifth anniversary of the Effective Date.

(iii)          IPO.  Upon an IPO, the vested and the unvested portion of the Options will be taken into account in determining the Executive’s Piggyback Registration Rights (as to his Company Equity) in connection with the IPO; provided, however, that no accelerated vesting shall occur.

(iv)          Change in Control.  Immediately prior to a Change in Control, any unvested Options held by the Executive shall become vested and exercisable to the extent necessary for the Executive to exercise his Tag-Along Rights or to satisfy the Drag-Along Rights with respect to the Options.

(c)           Repurchase Right.  At the first to occur of (i) the Executive’s termination of employment by the Company without Cause or by the Executive for Good Reason, and (ii) the fifth anniversary of the Closing Date regardless of whether the Executive is employed by the Company on such date (the “Repurchase Date”), the Executive (or, for purposes of this Section 8(c)(ii), his heirs, executors or administrators) may require the Company to purchase for cash some or all of his Company Equity (the “Repurchase Right”); provided, however, that such Repurchase Right may not be exercised following the delivery of a Drag-Along Notice (as defined in Exhibit III hereto) and while the transaction giving rise to the Drag-Along Notice is pending with respect to the portion of the Company Equity that is subject to such Drag-Along Notice; provided, further, that upon (A) a sale (by merger or otherwise) of all of the capital stock of the Company or Holdings or (B) a sale of all or substantially all of the assets of the Company, the Repurchase Right shall be assumed by the Parent and the Company shall have no further obligation in respect thereof.  Within 30 calendar days after the Repurchase Date, the Executive shall provide the Company with 30 calendar days advance written notice of his exercise of the Repurchase Right (the “Repurchase Notice”); provided that if the Company has not received the Repurchase Notice on or before the 20th day after the Repurchase Date, the Company shall send the Executive written notice advising the Executive of the date the Repurchase Right will expire if unexercised and such Repurchase Right shall not expire until ten days after the giving of such notice.  In addition, as soon as practicable after the Repurchase Date, the Company shall send the

Executive a written notice stating whether or not any circumstance described in Section 8(d) below exists that may delay the Company’s ability to satisfy the Repurchase Right and the reasons for any such possible delay.  Notwithstanding anything to the contrary, the Repurchase Right shall not apply in connection with or following an IPO and shall terminate upon an IPO.  On the Repurchase Date, all Company Equity held by the Executive on such date will become fully vested and, with respect to all Options, exercisable.  No later than 30 days following delivery by the Executive of the Repurchase Notice, the Company will purchase for cash the Company Equity subject to the Repurchase Right in three substantially equal parts:  one-third no later than 30 days following delivery by the Executive of the Repurchase Notice (“Tranche 1”), one-third on the first anniversary of such Repurchase Date (“Tranche 2”) and one-third on the second anniversary of the Repurchase Date (“Tranche 3”) and the amount due to the Executive will be determined as follows:

Step 1:  No later than three (3) business days after the date the Executive exercises his Repurchase Right, the Parent (x) will determine in good faith (i) the value of Parent, (ii) based on the value of Parent, the value of the Profits Interest determined in accordance with the Parent LLC Agreement (which will operate as described in Section 8(a) above), (iii) the value of Holdings, and (iv) based on the value of Holdings the value of the Options on a cashless exercise, and (y) shall pay the Executive 50% of the value of the Options and Profits Interest included in Tranche 1 of the Executive’s Company Equity.  For purposes of this Step 1, the value of Holdings shall be determined pursuant to the following formula:

(A × B) - (D - C)

A = the EBITDA multiplier used in connection with the Transaction.

B = the EBITDA achieved by the Company during the four consecutive fiscal quarters immediately prior to the Repurchase Date.

C = cash on the balance sheet as of the most recent fiscal quarter immediately prior to the Repurchase Date plus cash from the value of the options actually exercised by the Executive after such date.

D = Consolidated Debt, as of the date of most recent determination.

Step 2:  An investment banking firm mutually acceptable to the Company and the Executive will determine the fair market value of the Executive’s Company Equity as of the Repurchase Date using an EBITDA-based valuation methodology and other parameters consistent with Step 1 but employing multiples of comparable companies, all as determined by the investment banking firm.  Such determination shall be made within 90 calendar days after the Executive has given notice to the Company of his intention to exercise the Repurchase Right.  The investment bank shall determine the value of the Profits Interest and the Options as provided herein.

If, for any reason, the determination of fair market value takes more than 90 calendar days (tolled for such periods for which the parties are unable to agree on such investment banking firm) the Company will pay the Executive 2% interest per month, or portion thereof, on all amounts due to him until the first payment is made.  Upon the final determination of such amount, the Company shall pay to the Executive an additional amount equal to the excess, if any, of the amount determined in Step 2 over the amount determined in Step 1; provided, however, that if the amount determined in Step 1 is in excess of the amount determined in Step 2, the Executive shall promptly make a payment to the Company in an amount equal to such excess.

Step 3:  With respect to Tranches 2 and 3, respectively, on the first and second anniversaries of the Repurchase Date, the Company will pay the Executive an aggregate amount equal to the result of the following formula:

(T × I) + (Y × I), where

T = fair market value, as of the Repurchase Date (determined pursuant to Step 2), of the Profits Interest included in such Tranche.

Y = fair market value, as of the Repurchase Date (determined pursuant to Step 2), of the in-the-money Options included in such Tranche.

I = an interest rate multiplier such that simple interest accrues from the Repurchase Date at a rate equal to the then prevailing interest rate applicable to the Company’s revolving credit accounts.

For purposes of this Section 8(c), including Steps 1 through 3, and the other provisions of this Agreement:  (i) to the extent the Executive’s Company Equity includes Options, the Options shall be valued as if they were converted to shares of Common Stock on a cashless exercise basis, and (ii) to the extent the Company Equity includes Profits Interest, such Profits Interest shall be valued in accordance with this Agreement and the Parent LLC Agreement (which will operate as provided in Section 8(a) above).

The Company shall pay the Executive the full amount owed for the Company Equity no later than 90 days after the values associated with Tranche 1 are determined and on or before each respective anniversary date with respect to Tranches 2 and 3.

(d)           Exception.  Notwithstanding anything to the contrary contained herein, the Company shall not be required to purchase any portion of the Company Equity from the Executive, and no interest shall accrue to the Executive, where the purchase of any such portion of the Company Equity would violate (or is reasonably likely to cause a violation of) the Company’s, Holdings’ or Parent’s credit agreement, indentures or other financing agreements (the “Financing Limitations”); provided, however, that if the Company’s Consolidated Debt to EBITDA ratio is less than the “Applicable Ratio” (as defined below), the Company, upon the demand of the Executive where the Repurchase Right would otherwise be available, will make all commercially reasonable efforts to consummate a financing and/or amend the relevant credit documents so that the violation will not exist.  The “Applicable Ratio” shall be three to one; provided that if the Executive’s employment is terminated without Cause or terminated by the Executive for Good Reason, then the ratio shall be four to one.  The obligation of the Company to pay pursuant to the Repurchase Right shall continue to be outstanding and shall not expire during any delay in payment caused by this Section 8(d) and shall be immediately reinstated and satisfied by the Company once the restrictions described herein cease to apply.

(e)           Other General Terms.  All Company Equity will (i) have customary tag-along and registration rights that will afford the Executive an opportunity to equitably participate in any sale or IPO of the Common Stock and (ii) be subject to drag-along rights, all as more fully described in Exhibit III.

(f)            Mutual Good Faith Effort.  Prior to the Effective Time, or immediately thereafter, if either of the parties so elects, the parties will work in good faith together with a mutually acceptable investment banking firm to define in greater detail the procedures for determining a fair market valuation of the Profits Interest and Options.

9.             Acknowledgement, Forfeiture and Settlement Payments.  By entering into this Agreement, the Executive acknowledges and agrees that, except as set forth in this Agreement, he is forfeiting the rights, compensation and benefits to which he was entitled under his Prior Agreement in exchange for other rights, compensation and benefits under this Agreement.

(a)           Forfeiture of Compensation and Benefits Under the Prior Agreement.    Specifically, the Executive hereby acknowledges and agrees that, as of the Effective Date:

(i)            he forfeits any and all rights he has or may have under his Company stock options or other equity-incentive awards, including, without limitation, any stock appreciation rights, deferred bonus payments or other related arrangements granted to him under the Company’s equity incentive plans prior to the Effective Date;

(ii)           subject to the provisions of this Agreement, the Company may elect to forgo providing the Executive with the future SERP Payments and split dollar life insurance coverage described in the Prior Agreement;

(iii)          he forfeits his entitlement to severance equal to five times his Earnings Amount (as defined in the Prior Agreement) in exchange for severance equal to three times his Earnings Amount (as defined in this Agreement);

(iv)          he forfeits his entitlement to his severance enhancement which was equal to an additional 60% of his aggregate severance payments under the Prior Agreement;

(v)           he forfeits his right to the severance payments he would have otherwise been entitled to receive upon the expiration of the Term of Employment under the Prior Agreement;

(vi)          he forfeits any and all rights he has or may have to the severance payments or benefits described in Section 11(b) of the Prior Agreement pertaining to a Sale of the Company, as defined in the Prior Agreement; and

(vii)         he forfeits the payment of the Long-Term Cash Target Award described in Section 9(b) of the Prior Agreement.

(b)           Alternative Payments and Benefits.  In exchange for his agreement to forfeit the compensation and benefits described in Section 9(a) above and in consideration for his agreement to the terms of this Agreement, the Company shall provide the Executive with a settlement payment of $5,863,335 to be paid in full on the Effective Date; provided, however, that, during the five (5) business days commencing on the third business day following the filing of the Company’s preliminary proxy statement with respect to the Transaction, Executive may exercise Company stock options that were held by him prior to December 22, 2003, for up to 387,025 shares of Company common stock, and upon such exercise such settlement payment shall be reduced by an aggregate amount equal to the product of (i) the number of shares in respect of which such exercise is made and (ii) the excess of $17.00 over the exercise price of such shares (calculated on a per share basis).  In addition, subject to Section 11(b)(iv) below, the Executive shall receive an annual award of $900,000 on each of the first, second, third, fourth and fifth anniversaries of the Effective Date.

10.           Termination.  Other than by virtue of the expiration of the Term of Employment, the Executive’s employment with Company and Holdings may be terminated by the Company or the Executive, as applicable, without any breach of this Agreement only under the following circumstances:

(a)           Death.  The Executive’s employment with the Company and Holdings will terminate upon his death.

(b)           Disability.  If the Company determines in good faith that the Disability of the Executive has occurred during the Term of Employment, the Company may give the Executive written notice in accordance with Section 10(g) of its intention to terminate the Executive’s employment with the Company and Holdings.  In such event, the Executive’s employment with the Company and Holdings will terminate effective on the 30th day after receipt of such notice by the Executive; provided that within 30 days after such receipt, the Executive will not have returned to full-time performance of his duties.

(c)           Cause.  Subject to the provisions of this Section 10(c), the Company may terminate the Executive’s employment with the Company and Holdings for Cause.  The Company may not terminate the Executive’s employment for Cause unless the Board, by a unanimous vote of its members (excluding the Executive if he is a member of the Board and any other member of the Board reasonably believed by a majority of the members of the Board to be potentially at fault in the events leading the Board to consider terminating the Executive for Cause) adopts a resolution terminating the Executive’s employment for Cause; provided, however, that if Andrew J. Nathanson is no longer a member of the Board or is otherwise precluded from voting on the resolutions terminating the Executive’s employment for Cause, an independent director (appointed by the Board from a list of neutral nominees to be provided by the Executive and reasonably agreed to by OH prior to the Effective Date) shall have approved a resolution terminating the Executive’s employment for Cause.  After the Effective Date, upon OH’s request, the list of neutral nominees may be expanded with additional names selected and approved by one of the neutral nominees already on the list designated by the Company or by an independent director of the Company.

(d)           Without Cause.  The Company may terminate the Executive’s employment with the Company and Holdings without Cause upon 30 days’ written notice.

(e)           Good Reason.  The Executive may terminate his employment with the Company and Holdings for Good Reason upon 30 days’ written notice.

(f)            Without Good Reason.  The Executive may terminate his employment with the Company and Holdings without Good Reason upon 30 days’ written notice.

(g)           Notice of Termination.  Except for a termination in connection with the expiration of the Term of Employment, any termination of the Executive’s employment with the Company and Holdings by the Company (or by the Executive pursuant to Section 10(e) or 10(f)) will be communicated by a notice of termination to the Executive (or to the Company, as appropriate).  For purposes of this Agreement, a “notice of termination” will mean a written notice which:  (i) indicates the specific termination provision in the Agreement relied upon, (ii) sets forth in reasonable detail any facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provision indicated, and (iii) specifies the effective date of the termination.

11.           Severance Benefits.

(a)           Without Cause or With Good Reason.  If the Company terminates the Executive’s employment with the Company and Holdings without Cause or the Executive terminates his employment the Company and Holdings with Good Reason, then in addition to any other payments or benefits the Executive is entitled to hereunder, the Company shall provide the Executive with the benefits and amounts described below:

(i)            Accrued Base Salary and Incentive Bonus.  The Company will pay the Executive his Base Salary through the Termination Date and any accrued but unpaid Incentive Bonus payable to the Executive pursuant to Section 5(c) for the most recently completed calendar year prior to the Termination Date.  Amounts payable under this Section 11(a)(i) will be paid at such time or times as the Executive would have received such amounts had he not terminated employment, or such earlier time as required by applicable law.

(ii)           Severance.  The Company will pay the Executive an amount (the “Severance Amount”) equal to the sum of (A) the product of (x) the Earnings Amount and (y) three, and (B) an amount equal to the unpaid annual awards of $900,000 the Executive is entitled to pursuant to Section 9(b).  Twenty-five (25) percent of the Severance Amount will be paid to the Executive in a lump sum cash amount as soon as practicable after the Termination Date, but in no event more than ten calendar days thereafter.  The remainder of the Severance Amount shall be paid to the Executive during the Continuation Period in substantially equal installments in accordance with the Company’s standard payroll practices.

(iii)          Benefits.  The Company shall provide the Executive with continuing health, dental, disability and life insurance and other similar benefits as the Company provides to its senior executives generally (and at the levels in effect immediately prior to the Termination Date) without cost to him during the

Continuation Period; provided that the Company’s obligation to continue such disability and life insurance coverage will cease at such time as the Executive secures other employment and its obligation to continue such health, dental (and any other) insurance benefits coverage will cease at such time as the Executive secures other employment and is eligible for coverage under another employer’s comparable health, dental (and any other) insurance benefits plan or program; and further provided, upon the expiration of the Continuation Period, the Executive and his spouse will be entitled to receive the retiree medical benefit coverage described in Section 6(b) hereof if the Executive is not otherwise eligible for coverage under another employer’s comparable medical plan.  All other benefits shall cease upon the Termination Date except as specifically provided otherwise in this Agreement.

(iv)          Profits Interest.  Any unvested Profits Interest held by the Executive as of the Termination Date shall become immediately vested.

(v)           Options.  Any unvested Options held by the Executive as of the Termination Date shall become immediately vested and exercisable as of such date and, subject to Section 11(d), shall remain exercisable until the earlier of (x) the tenth anniversary of the Effective Date or (y) 90 days after the Termination Date.

(b)           For Cause or Without Good Reason.  If the Executive’s employment with the Company and Holdings is terminated by the Company for Cause or by the Executive without Good Reason, then in addition to any other payments or benefits the Executive is entitled to hereunder, the Company shall provide the Executive with the amounts described below:

(i)            Accrued Base Salary and Incentive Bonus.  The Company will pay the Executive his Base Salary through the Termination Date at such time or times as the Executive would have received such amounts had he not terminated employment, or such earlier time as required by applicable law.  The Executive will not be entitled to any Incentive Bonus that is unpaid as of the Termination Date.

(ii)           Profits Interest.  All unvested Profits Interest will only lapse and become void as of the Termination Date as a result of the Executive’s resignation without Good Reason.

(iii)          Options.  All unvested Options held by the Executive will lapse and become void as of the Termination Date and, subject to Section 11(d), all vested options shall remain exercisable until the earlier of (x) the tenth anniversary of the Effective Date or (y) 90 days after the Termination Date.

(iv)          Annual Payments.  The Executive shall forfeit his right to any annual $900,000 payment described in Section 9(b) that was not paid prior to the Termination Date.

(c)           Death or Disability.  If the Executive’s employment is terminated with the Company and Holdings by reason of his death or Disability, then in addition to any other payments or benefits the Executive is entitled to hereunder, the Company shall provide the Executive with the amounts described below:

(i)            Accrued Base Salary and Incentive Bonus.  The Company will pay the Executive or his estate his accrued Base Salary through the Termination Date and any accrued but unpaid Incentive Bonus payable to the Executive pursuant to Section 5(c) for the most recently completed calendar year prior to the Termination Date, at such time or times as the Executive would have received such amounts had he not terminated employment, or such earlier time as required by applicable law.

(ii)           Pro Rata Bonus.  The Company will pay the Executive or his estate a pro rata portion of the Incentive Bonus, if any, that would have been payable to the Executive with respect to the year in which occurs the Termination Date (the “Pro Rata Bonus”) equal to the product of:

(A)          the Incentive Bonus that would have been payable pursuant to Section 5(c) for such year; and

(B)           the ratio of the number of days elapsed prior to the Termination Date in the calendar year in which such event occurs to 365.  The Pro Rata Bonus, if any, will be paid at such time as the Executive would have received the Incentive Bonus, if any, for such year had he not terminated employment.

(iii)          Benefits.  All benefits shall cease upon the Termination Date except as specifically provided otherwise in this Agreement.

(iv)          Options.  Any unvested stock options held by the Executive as of the Termination Date shall become immediately vested and, subject to Section 11(d), shall remain exercisable until the earlier of (x) the tenth anniversary of the Effective Date or (y) the first anniversary of the Termination Date.

(v)           Annual Payments.  The Company shall continue to pay the Executive the annual payments of $900,000 in accordance with Section 9(b), provided that no payments shall be made with respect to periods after the Executive’s death or Disability.

(d)           Extension of Option Expiration.  In the event that the vested portion of the Option would otherwise expire at the end of a 90-day or one-year period, as applicable, pursuant to the provisions of this Section 11, and if on the scheduled expiration date the Company has suspended Repurchase Rights under Section 8(c) of this Agreement, the expiration date of the Option shall be delayed until 90 days after such suspension is no longer applicable to the Option, but in no event shall such extension cause the Option to be exercisable beyond the tenth anniversary of the Effective Date.

12.           Gross-Up; Section 280G of the Code.

(a)           General.  Notwithstanding anything herein to the contrary, if it is determined that any portion of the Payments (as hereinafter defined) provided for in this

Agreement or the Prior Agreement, including, without limitation, the provisions of Section 9, would be subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties with respect to such excise tax (such excise tax, together with any interest or penalties thereon, is herein referred to as an “Excise Tax”), then the Executive shall be entitled to an additional cash payment (a “Gross-Up Payment”) in an amount that will place the Executive in the same after-tax economic position that the Executive would have enjoyed if the Excise Tax had not applied to the Payment.  The amount of the Gross-Up Payment shall be determined by a nationally recognized accounting firm agreed upon by the Executive and the Company (the “Accounting Firm”).  No Gross-Up Payments shall be payable hereunder if the Accounting Firm determines that the Payments are not subject to an Excise Tax.  The Accounting Firm shall be paid by the Company for services performed under this Agreement.  This provision will apply to payments made under the Prior Agreement as well as this Agreement, it being understood that the Company is relying on the representation of the Executive in Section 12(f) hereof.

“Payment” means (i) any amount due or paid to the Executive under this Agreement, including, without limitation, the provisions of Section 9, or the Prior Agreement, (ii) any amount that is due or paid to the Executive under any plan, program or arrangement of Parent, Holdings, the Company or their respective Subsidiaries, and (iii) any amount or benefit that is due or payable to the Executive under this Agreement or under any plan, program or arrangement of Parent, Holdings, the Company or their respective Subsidiaries or Affiliates not otherwise covered under clause (i) or (ii) hereof which must reasonably be taken into account under Section 280G of the Code and the regulations pertinent thereto in determining the amount of the “parachute payments” received by the Executive, including, without limitation, any amounts which must be taken into account under the Code and regulations as a result of the acceleration of the vesting of any stock options held by the Executive as of the Effective Date and any other equity compensation that the Executive may receive in the future.

(b)           Determination of Gross-Up Payment.  Subject to the provisions of Section 12(c), all determinations required under this Section 12, including whether a Gross-Up Payment is required, the amount of the Payments constituting excess parachute payments, and the amount of the Gross-Up Payment, shall be made by the Accounting Firm, which shall provide detailed supporting calculations both to the Executive and the Company within fifteen days of any date reasonably requested by the Executive or the Company on which a determination under this Section 12 is necessary or advisable.  The Company shall pay the Executive in cash the initial Gross-Up Payment within 5 days of the receipt by the Executive and the Company of the Accounting Firm’s determination.  If the Accounting Firm determines that no Excise Tax is payable by the Executive, the Company shall cause the Accounting Firm to provide the Executive with an opinion that the Accounting Firm has “substantial authority” under the Code and regulations promulgated thereunder not to report an Excise Tax on the Executive’s federal income tax return.  Any determination by the Accounting Firm shall be binding upon the Executive and the Company.  If the initial Gross-Up Payment is insufficient to completely place the Executive in the same after-tax economic position that the Executive would have enjoyed if the Excise Tax had not applied to the Payments (hereinafter an “Underpayment”), the Company, after exhausting its remedies under Section 12(c) below, shall promptly pay the Executive in cash an additional Gross-Up Payment in respect of the Underpayment.

(c)           Procedures.  The Executive shall notify the Company in writing of any claim by the IRS that, if successful, would require the payment by the Company of a Gross-Up Payment.  Such notice shall be given as soon as practicable after the Executive knows of such claim and shall apprise the Company of the nature of the claim and the date on which the claim is requested to be paid.  The Executive agrees not to pay the claim until the expiration of the thirty-day period following the date on which the Executive notifies the Company, or such shorter period ending on the date the taxes with respect to such claim are due (the “Notice Period”).  If the Company notifies the Executive in writing prior to the expiration of the Notice Period that it desires to contest the claim, the Executive shall:  (i) give the Company any information reasonably requested by the Company relating to the claim; (ii) take such action in connection with the claim as the Company may reasonably request, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company and reasonably acceptable to the Executive; (iii) cooperate with the Company in good faith in contesting the claim; and (iv) permit the Company to participate in any proceedings relating to the claim.  The Executive shall permit the Company to control all proceedings related to the claim and, at its option, permit the Company to pursue or forgo any and all administrative appeals, proceedings, hearings, and conferences with the taxing authority in respect of such claim.  If requested by the Company, the Executive agrees either to pay the tax claimed and sue for a refund or contest the claim in any permissible manner and to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts as the Company shall determine; provided, however, that, if the Company directs the Executive to pay such claim and pursue a refund, the Company shall advance the amount of such payment to the Executive on an after-tax and interest-free basis (the “Advance”).  The Company’s control of the contest related to the claim shall be limited to the issues related to the Gross-Up Payment and the Executive shall be entitled to settle or contest, as the case may be, any other issues raised by the IRS or other taxing authority.  If the Company does not notify the Executive in writing prior to the end of the Notice Period of its desire to contest the claim, the Company shall pay the Executive in cash an additional Gross-Up Payment in respect of the excess parachute payments that are the subject of the claim, and the Executive agrees to pay the amount of the Excise Tax that is the subject of the claim to the applicable taxing authority in accordance with applicable law.

(d)           Repayments.  If, after receipt by the Executive of an Advance, the Executive becomes entitled to a refund with respect to the claim to which such Advance relates, the Executive shall pay the Company the amount of the refund (together with any interest paid or credited thereon after taxes applicable thereto).  If, after receipt by the Executive of an Advance, a determination is made that the Executive shall not be entitled to any refund with respect to the claim and the Company does not promptly notify the Executive of its intent to contest the denial of refund, then the amount of the Advance shall not be required to be repaid by the Executive and the amount thereof shall offset the amount of the additional Gross-Up Payment then owing to the Executive.  Additionally, if it is ultimately determined (by IRS private ruling or closing agreement, Court decision or otherwise) that Gross-Up Payments and/or Advances and/or Underpayments and/or any other amount paid or made by the Company pursuant to this Section 12 were not necessary to accomplish the purpose of this Section 12, the Executive shall promptly cooperate with the Company to correct such overpayments (by way of assigning any refund to the Company as provided herein, by direct repayment or otherwise) in a manner consistent with the purpose of this Section 12, which is to protect the Executive by making him whole, on an after-tax basis, from the application of the Excise Tax.

(e)           Further Assurances.  The Company shall indemnify the Executive and hold the Executive harmless, on an after-tax basis, from any costs, expenses, penalties, fines, interest or other liabilities (“Losses”) incurred by the Executive with respect to the exercise by the Company of any of its rights under this Section 12, including, without limitation, any Losses related to the Company’s decision to contest a claim or any imputed income to the Executive resulting from any Advance or action taken on the Executive’s behalf by the Company hereunder.  The Company shall pay all legal fees and expenses incurred under this Section 12, and shall promptly reimburse the Executive for the reasonable expenses incurred by the Executive in connection with any actions taken by the Company or required to be taken by the Executive hereunder.  The Company shall also pay all of the fees and expenses of the Accounting Firm, including, without limitation, the fees and expenses related to the opinion referred to in Section 12(b).

(f)            Prior Agreement.  The Executive represents, warrants and covenants that, to the best of the Executive’s actual knowledge, after due inquiry, that he is not aware of any specific issues with respect to the receipt, prior to the date of the Initial Employment Agreement, of any payment or benefits that could reasonably be construed, individually or in combination with any other such payment or benefit, to constitute a “parachute payment,” within the meaning of Section 280G(b)(2) of the Code without regard to clause (ii) of Section 280G(b)(2)(A).

13.           Representations of the Executive and the Company.

(a)           Executive’s Representation.  The Executive represents that he is under no contractual or other legal constraint which would prevent him from executing this Agreement or carrying out in full his responsibilities hereunder.  The Executive agrees to indemnify and hold harmless the Company from any cost, loss, liability, damage or expense (including attorneys’ fees) which it may incur by reason of any breach of the representation set forth in this Section 13.

(b)           Other Party Representations.  Each of Parent, Holdings and the Company individually represents that it is not a party to any agreement, including, without limitation, any stockholders agreement, the terms of which would be violated by its execution of this Agreement.

14.           Non-Disclosure of Confidential Information; Return of Property.

(a)           Acknowledgement.  The Executive acknowledges that during his employment he will have access to confidential or secret plans, programs, documents, agreements, internal management reports, financial information or other material relating to the business, services or activities of the Company, including, without limitation, information with respect to the Company’s operations, processes, products, inventions, business practices, finances, principals, vendors, suppliers, customers, potential customers, marketing methods, costs, prices, contractual relationships, regulatory status, compensation paid to employees or other terms of employment, and trade secrets, market reports, customer investigations, customer lists and other similar information that is proprietary information of the Company (collectively referred to as “Confidential Information”).  The Executive acknowledges that such Confidential Information acquired and used by the Company is a special, valuable and unique asset of the Company.  In addition, all records, files and other materials obtained by the Executive in the course of his employment with the Company will remain the property of the Company.

(b)           Non-Disclosure.  Except as required in the faithful performance of the Executive’s duties hereunder, the Executive shall, in perpetuity, maintain in confidence and shall not directly, indirectly or otherwise, use, disseminate, disclose or publish, or use for his benefit or the benefit of any person, firm, corporation or other entity, any Confidential Information or deliver to any person, firm, corporation or other entity any document, record, notebook, computer program or similar repository of or containing any such Confidential Information; provided, however, that no information otherwise in the public domain (other than by an act of the Executive in violation hereof) shall be considered Confidential Information.  The parties hereby stipulate and agree that as between them the foregoing matters are important, material and confidential proprietary information and trade secrets, and affect the successful conduct of the businesses of the Company (and any successor or assignee of the Company).

(c)           Return of Property.  Upon termination of the Executive’s employment with the Company for any reason, the Executive will promptly deliver to the Company all correspondence, drawings, manuals, letters, notes, notebooks, reports, programs, plans, proposals, financial documents, or any other documents concerning the Company’s customers, business plans, marketing strategies, products or processes which are Company property, or which are non public or which contain Confidential Information.

15.           Non-Competition and Non-Solicitation.

(a)           Non-Competition.  Subject to Section 19(d) below, in consideration of his employment hereunder, and in view of the confidential position to be held by the Executive hereunder, during the Term of Employment and through the three-year period commencing on and following the Termination Date, the Executive shall not, directly or indirectly without the prior written consent of the Board, be employed by, or act as a consultant or lender to or in association with, or as a director, officer, employee, partner, owner, joint venturer, member or otherwise of any person, firm, corporation, partnership, limited liability company, association or other entity that engages in the same business as, or competes with, any business actually conducted by the Company or any of its Subsidiaries in any geographic area then served by the Company or any of such Subsidiaries (other than beneficial ownership of up to 2% of the outstanding voting stock of a publicly-traded company that is or owns such a competitor).  After the end of the fifth anniversary of the Effective Date, the competitors covered by this non-competition provision will be limited to the business of chain drug stores as then being conducted.

(b)           Claw Back.  Notwithstanding any provision of this Agreement to the contrary, if Executive violates the restrictions set forth in Section 15(a) of this Agreement, he will be required to promptly (but in no event more than 30 days following such violation) repay to the Company a portion of the payments he has received under Section 9(b) above set forth in the table below.

Year of the Term	Amount of Repayment

First Year	$5,000,000

Second Year	$4,000,000

Third Year	$3,000,000

Fourth Year	$2,000,000

Fifth Year	$1,000,000

The Executive acknowledges and agrees that the repayment of any portion of the amounts he receives under Section 9(b) above pursuant to this Section 15(b) does not represent liquidated damages for a breach of the restrictive covenants set forth in Section 15(a).  In addition, the Executive acknowledges and agrees that the Company shall have the right to seek all remedies at law or in equity, including specific performance in accordance with Section 16 hereof, for any violation of the restrictive covenants set forth in Section 15(a) and, in the event the Executive is found to be liable for damages on account of having breached the restrictive covenants of Section 15(a), he shall be liable to the Company for any monetary damages in excess of the amount he repaid to the Company pursuant to this Section 15(b) in addition to any remedies imposed in accordance with Section 16 hereof or otherwise.

(c)           No Solicitation of Certain Employment Opportunities.  In addition, the Executive hereby agrees that, during the Term of Employment, he will not solicit an invitation for employment in the food and drug industry from any employer other than the Company unless he first receives a written waiver of the restriction set forth in this Section 15(c) signed by either the Chairman of the Compensation Committee of the Board or a majority of the members of the Board.  The Executive further agrees that if he receives an unsolicited formal offer of employment in the food and drug industry from any employer other than the Company, he shall inform the Chairman of the Compensation Committee of the Board, or his successor, or the Board of his receipt of such offer.

(d)           No Solicitation of Certain Persons.  In consideration of his employment hereunder and in view of the confidential position to be held by the Executive hereunder, during the Term of Employment and through the three-year period commencing on and following the Termination Date, the Executive will not (i) induce or attempt to induce any employee of the Company or any of its Subsidiaries to leave the employ of the Company or such Subsidiary, or in any way interfere with the relationship between the Company or any of its Subsidiaries and any employee thereof, (ii) hire directly or indirectly any person who is then an employee of the Company or any of its Subsidiaries, or (iii) induce or attempt to induce any customer, supplier, licensee or other business relation of the Company or any of its Subsidiaries to cease doing business with the Company or such Subsidiary, or in any way interfere with the relationship between any such customer, supplier, licensee or business relation and the Company or such Subsidiary.

(e)           Acknowledgement of Reasonableness.  The Executive expressly agrees that the character, duration and geographical scope of the provisions of this Section 15 are reasonable in light of the circumstances as they exist on the date hereof.  If any court of competent jurisdiction shall determine that the character, duration or geographical scope of such provisions is unreasonable, then it is the intention and the agreement of the Executive and the Company that this Agreement shall be construed by the court in such a manner as to impose only those restrictions on the Executive’s conduct that are reasonable in the light of the circumstances and that are necessary to assure to the Company the benefits of this Section 15.

16.           Injunctive Relief.  It is recognized and acknowledged by the Executive that a breach of the covenants contained in Sections 14 and 15 will cause irreparable damage to the Company and its goodwill, the exact amount of which will be difficult or impossible to ascertain, and that the remedies at law for any such breach will be inadequate.  Accordingly, the Executive agrees that in the event of a breach of any of the covenants contained in Sections 14 and 15, in addition to any other remedy which may be available at law or in equity, the Company will be entitled to specific performance and injunctive relief.

17.           Assignment; Binding on Successors.  This Agreement will be binding upon and inure to the benefit of the Company, the Executive and their respective successors, assigns, personnel and legal representatives, executors, administrators, heirs, distributees, devisees, and legatees, as applicable.  The Executive agrees that the Company may assign its rights and obligations under this Agreement to any entity that succeeds to all or substantially all of the business or assets of the Company (provided such entity agrees in writing to be bound by this Agreement) and such assignment shall constitute a novation of the Company’s obligations hereunder and shall relieve the Company thereof; provided, however, that no such assignment shall relieve the Parent or Holdings of their obligations hereunder (as set forth in Section 26(b) but not including Section 3 and the definition of “Good Reason” in Section 1).  The Executive may assign his rights and obligations hereunder only with the express written consent of the Company, except that the rights under this Agreement shall inure to the benefit of the Executive’s heirs or assigns in the event of his death.  Except as expressly provided in this Section 17, no party may assign its rights and obligations hereunder, and any attempt to do so will be void.

18.           Governing Law.  This Agreement will be governed and construed in accordance with the laws of the State of New York.

19.           Arbitration.

(a)           General.  Any controversy or claim arising out of or in relation to this Agreement or the breach thereof or otherwise arising out of the Executive’s employment or the termination of such employment, including whether or the extent to which any dispute is subject to the arbitration, the applicability of any statute of limitations or other defense relating to the timeliness of the assertion of any claim or any other matter relating to the arbitrability of such claim, will, to the fullest extent permitted by law, be settled by expedited arbitration under the auspices of the American Arbitration Association (“AAA”) in New York, New York, in accordance with the National Rules for the Resolution of Employment Disputes of the AAA, including but not limited to, the rules and procedures applicable to the selection of arbitrators.  Any decision rendered by the arbitrators will include specific findings of fact and conclusions of law.

(b)           AAA.  Unless the parties otherwise agree, the arbitrator shall be requested to make all reasonable efforts to resolve any dispute within 120 days following the date the arbitrators are selected in accordance with AAA rules and procedures and shall be requested to manage the arbitration such that a decision may be rendered within such 120-day period.  The arbitrator shall take all testimony under oath pursuant to applicable federal and state statutes.  The arbitrator shall have the absolute discretion to impose penalties and sanctions on any party that unreasonably delays any arbitration proceeding.

(c)           Fees and Expenses.  If the Company submits a claim for arbitration in accordance with Section 19(a) hereof, the Company shall pay all reasonable fees and expenses of the arbitration, including, without limitation, the Executive’s reasonable attorney’s fees and expenses.  In the event the Executive submits a claim for arbitration in accordance with Section 19(a) hereof, the Company shall pay all reasonable fees and expenses of the arbitration (including, without limitation, the Executive’s reasonable attorney’s fees and expenses) if (i) the Executive is the prevailing party or (ii) the Executive is the losing party, but the judge or the arbitrator determines that the Executive’s claim had substantial merit.  In the event that the judge or the arbitrator determines that any claim made by the Executive against the Company is without substantial merit, the Executive shall be responsible for his own legal fees and expenses and those that the Company has incurred with respect to such claim.  Judgment upon the award rendered by the arbitrators may be entered in any court specified below.

(d)           Settlement.  In the event the arbitrators determine that the Executive is owed any compensation or benefits under this Agreement and such compensation or benefits are not paid or provided to the Executive within 15 days of the arbitrator’s decision with respect to such compensation or benefits, then the restrictions set forth in Section 15(a) shall lapse and be of no further effect.

(e)           Injunctions.  Notwithstanding any provision of this Section 19 to the contrary, this Section 19 will not preclude either party from pursuing a court action for the sole purpose of obtaining a temporary restraining order or a preliminary injunction in circumstances in which such relief is appropriate, provided that any other relief will be pursued through an arbitration proceeding pursuant to this Section.  For purposes of this Section 19(d), each party hereto irrevocably and unconditionally:

(i)            agrees that any suit, action or other legal proceeding arising out of this Agreement shall be brought in the United States District Court for the Southern District of New York or, if such court does not have jurisdiction or will not accept jurisdiction in the Supreme Court of the State of New York, New York County,

(ii)           consents to the jurisdiction of any such court in any such suit, action or proceeding, and

(iii)          waives any objection which such party may have to the laying of venue of any such suit, action or proceeding in any such court.

20.           Validity, Etc.  If any provision of this Agreement otherwise is deemed to be invalid or unenforceable or is prohibited by the laws of the state or jurisdiction where it is to be performed, this Agreement shall be considered divisible as to such provision, and such provision shall be inoperative in such state or jurisdiction and shall not be part of the consideration moving from any of the parties to any other.  The invalidity or unenforceability of any provision or provisions of this Agreement will not affect the validity or enforceability of any other provision of this Agreement, which will remain in full force and effect.  To the extent that any provision of this Agreement would cause the Company or Holdings to be in violation of the Sarbanes-Oxley Act of 2002 or any other applicable law, rule or regulation or would otherwise prevent the Company or Holdings from having any registration statement relating to securities required to be registered under the agreements relating to the financing of the Transaction or any initial public offering of the Company’s, Holdings’ or Parent’s common stock or any other registration of any of their respective securities (an “Impediment”), the parties will in good faith agree to such changes to this Agreement as are necessary to avoid or eliminate any such Impediment; provided such changes may not adversely effect, in all respects, the overall economic deal of the parties hereunder.  Any payments required pursuant to this Agreement shall be subject to income and other withholding tax as required by law.

21.           Notices.  Any notice, request, claim, demand, document and other communication hereunder to any party will be effective upon receipt (or refusal of receipt) and will be in writing and delivered personally or sent by telecopy, or certified or registered mail, postage prepaid as follows:

(a)           If to the Company, Holdings or Parent, addressed to:

Duane Reade Inc.
440 Ninth Avenue
Sixth Floor
New York, NY   10001
Attn.:  General Counsel

With a copy to:

Oak Hill Capital Management, Inc.
Park Avenue Tower
65 East 55th Street
New York, NY 10022
Attn.:  Andrew J. Nathanson
Facsimile:  212-754-5685

With a second copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY  10019-6064
Attn.:  Robert C. Fleder, Esq.
Facsimile:  (212) 757-3990

(b)           If to the Executive, to him at the address set forth below under his signature,

With a copy to:

Shearman & Sterling LLP
599 Lexington Avenue
New York, NY  10022
Attn.:  Kenneth J. Laverriere, Esq.
Facsimile:  (646) 848-8172

or at such other address as any party will have specified by notice in writing to the other parties.

22.           No Mitigation.  The Executive shall not be required to seek other employment in order to mitigate or reduce the amounts payable to him pursuant to this Agreement following his termination of employment and, except as otherwise expressly set forth in this Agreement, no severance payment or other termination benefit will be reduced in any manner after the Termination Date as a consequence of the Executive’s subsequent employment.

23.           Continuing Effect.  Unless otherwise expressly provided herein, any provision of this Agreement that would by its terms or natural import survive the expiration of this Agreement or the termination of the Executive’s employment hereunder shall also survive.

24.           Counterparts.  This Agreement may be executed in several counterparts, each of which will be deemed to be an original, but all of which together will constitute one and the same Agreement.

25.           Indemnification.  The Company shall indemnify the Executive to the fullest extent permitted (including payment of expenses in advance of final disposition of a proceeding but subject to receipt by the Company of an undertaking, by or on behalf of Executive, to repay any such amount so advanced if it shall ultimately be determined by final judicial decision from which there is no further right of appeal that Executive is not entitled to be indemnified for such expenses) by applicable law against all costs, charges and expenses whatsoever incurred or sustained by him, his heirs, executors or administrators at the time such costs, charges and expenses are incurred or sustained, in connection with any action, suit or proceeding to which the Executive (or any such other person) may be made a party by reason of the Executive being or having been a director, officer, employee or agent of the Company, Holdings, the Merger Sub or any Subsidiary thereof, or his serving or having served any other enterprise as a director, officer, employee or agent at the request of any of the foregoing.  The obligation of the Company, if any, to indemnify or to advance expenses to Executive (or such other person) shall be reduced by any amount Executive (or such other person) may collect as indemnification or advancement of expenses from such other entity; provided, however, that the Executive shall have no obligation or duty to pursue indemnification from any such entity.  During the Term of Employment and for not less than three years thereafter, the Company shall maintain current levels of directors and officers liability insurance unless the Board determines to review coverage levels and reasonably determines to adjust such coverage; provided, that the Company shall maintain reasonable and adequate coverage for companies with comparable capitalization and size as determined by the Board after consultation with outside insurance advisors.

26.           Entire Agreement.

(a)           This Agreement and the other documents contemplated hereby are intended by the parties to be the final expression of this Agreement and the Prior Agreement with respect to the employment of the Executive by the Company and may not be contradicted by evidence of any prior or contemporaneous agreement.  The parties further intend that this Agreement and the other documents contemplated hereby will constitute the complete and exclusive statement of its terms and that no extrinsic evidence whatsoever may be introduced in any judicial, administrative, or other legal proceeding to vary the terms of this Agreement; provided, however, that this Agreement will not limit or replace any additional right or benefit that may be provided to the Executive pursuant to any stockholders’ agreement or limited liability agreement that governs the rights of holders of the Company Equity.  Simultaneously with the execution of this Agreement, the Initial Employment Agreement shall be of no further force and effect, and simultaneously with the Effective Date, the Prior Agreement shall be of no further force or effect and this Agreement will be effective at the Effective Date upon consummation of the Merger, subject to the parties’ compliance in all material respects with the representations, warranties and covenants set forth herein (which condition may be waived by the party other than the non-complying party).  Notwithstanding the above, the following provisions of this Section 26 shall become effective upon the execution of this Agreement: (i) the Executive acknowledges and agrees that Merger Sub, Holdings and Parent have entered into the Merger Agreement in reliance upon the execution and delivery of this Agreement by the Executive (and his willingness to perform hereunder), including the representations and covenants made by the Executive under Section 7 of this Agreement; and (ii) except for clause (i) of this sentence, this Agreement shall automatically terminate upon termination of the Merger Agreement prior to the consummation of the Merger.  The organizational documents of Parent (including the Parent LLC Agreement) shall be consistent in all material respects with this Agreement (including the Exhibits hereto, which shall constitute a part of this Agreement).

(b)           The parties acknowledge and agree that (i) Parent is a party to this Agreement solely for purposes of Sections 8(a), 8(c), 11(a)(iv), 11(b)(ii), 13(b), 17, 18, 19, 20, 21, 23, 24, 26, 27, the applicable definitions contained in Section 1 and Exhibit III, and (ii) Holdings is a party to this Agreement solely for purposes of Sections 3, 8(b), 10, 11(a)(v), 11(b)(iii), 11(c)(iv), 11(d), 13(b), 17, 18, 19, 20, 21, 23, 24, 26, 27, the applicable definitions contained in Section 1, Exhibit II and Exhibit III.

27.           Amendments, Waivers.  This Agreement may not be modified, amended, or terminated except by an instrument in writing, signed by the parties hereto.  By an instrument in writing similarly executed, the parties hereto may waive compliance by the other party or parties with any provision of this Agreement that such other party was or is obligated to comply with or perform; provided, however, that such waiver will not operate as a waiver of, or estoppel with respect to any other or subsequent failure to comply with or perform.  No failure to exercise and no delay in exercising any right, remedy, or power hereunder shall preclude any other or further exercise of any other right, remedy, or power provided herein or by law or in equity.

(SIGNATURE PAGE FOLLOWS)

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.

ANTHONY J. CUTI

/s/ Anthony J. Cuti
Anthony J. Cuti
440 Ninth Avenue
New York, New York 10001

DUANE READE ACQUISITION CORP.

By:	/s/ Andrew J. Nathanson
Name: Andrew J. Nathanson
Title: Vice President

DUANE READE HOLDINGS, INC.

By:	/s/ Andrew J. Nathanson
Name: Andrew J. Nathanson
Title: Vice President

DUANE READE SHAREHOLDERS, LLC

By:	/s/ Andrew J. Nathanson
Name: Andrew J. Nathanson
Title: Vice President

Executive’s Designated Beneficiary:

/s/ Eileen Cuti
Eileen Cuti
Relationship: Spouse
Address:	45 Ackerman Road;
Saddle River, NJ 07458